Exhibit 99.1

Condensed Interim Consolidated Financial Statements

Six months ended June 30, 2012

(Expressed in Canadian dollars)

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the condensed interim consolidated financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements have been prepared by and are the responsibility of the management.

The Company's independent auditor has not performed a review of these unaudited condensed interim consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of condensed interim financial statements by an entity's auditor.

GLOBAL GREEN MATRIX CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian dollars - unaudited)

	Notes	June 30, 2012	December 31, 2011
ASSETS
Current assets
Cash		$11,052	$680,972
Trade and other receivables	5	435,676	96,763
Prepaid expenses and deposits		241,488	-
Licenses	6	211,576	135,241
Total current assets		899,792	912,976

Non-current assets
Property, plant and equipment	7	1,436,489	-
Licenses	6	182,805	205,897
Goodwill	4	1,356,148	-
Total non-current assets		2,975,442	205,897
TOTAL ASSETS		$3,875,234	$1,118,873

LIABILITIES
Current liabilities
Trade and other payables	8	$717,620	$129,323
Loans and borrowings	9	478,716	157,674
Finance lease obligations	10	176,198	-
Total current liabilities		1,372,534	286,997

TOTAL LIABILIITES		1,372,534	286,997

EQUITY
Share capital	11	10,189,782	7,501,691
Contributed surplus	12	4,126,344	4,075,087
Subscription advances		24,000	486,600
Deficit		(11,890,621)	(11,284,697)
Accumulated other comprehensive income		53,195	53,195
TOTAL EQUITY		2,502,700	831,876
TOTAL LIABILITIES AND EQUITY		$3,875,234	$1,118,873

Nature and continuance of operations (Note 1)
Subsequent events (Note 18)

On behalf of the Board:

“Randy Hayward”	Director	“Richard Oravec”	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

GLOBAL GREEN MATRIX CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in Canadian dollars - unaudited)

	Notes	Three Months Ended June 30, 2012	Three Months Ended June 30, 2011	Six Months Ended June 30, 2012	Six Months Ended June 30, 2011

REVENUE
Distribution fees		$-	$-	$100,000	$-
Rental income		24,718	-	43,288	-
		24,718	-	143,288	-

EXPENSES
Amortization		52,894	-	99,427	-
Consulting fees		41,424	15,500	91,317	39,500
Depreciation		45,813	-	54,539	-
Management fees	14	30,000	30,000	60,000	60,000
Marketing and conferences		9,123	-	52,979	-
Occupancy costs	14	7,881	4,500	14,921	4,528
Office and sundry		17,708	4,961	51,600	5,310
Professional fees		32,896	21,836	74,029	26,187
Salaries and wages		132,715	-	144,876	-
Transfer agent and filing fees		5,356	3,912	34,221	10,131
Travel		28,097	-	67,023	403
		403,907	80,709	744,932	146,059

Loss before other items		(379,189)	(80,709)	(601,644)	(146,059)

OTHER ITEMS
Interest income		282	222	507	444
Interest expense		(2,410)	(2,507)	(4,787)	(5,014)
		(2,128)	(2,285)	(4,280)	(4,570)

Total comprehensive loss for the period		$(381,317)	$(82,994)	$(605,924)	$(150,629)

Basic and diluted loss per common share	13	$(0.01)	$(0.00)	$(0.01)	$(0.01)

Weighted average number of common shares outstanding		70,526,462	21,243,055	62,428,931	21,243,055

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

GLOBAL GREEN MATRIX CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUIITY
(Expressed in Canadian dollars - unaudited)

	Share Capital
	Number of Shares	Amount	Contributed Surplus	Subscription Advances	Deficit	Accumulated Other Comprehensive Income	Total
Balance at December 31, 2010	21,243,055	$6,325,974	$4,075,087	$-	$(10,731,842)	$53,195	$(277,586)

Loss for the period	-	-	-	-	(150,629)	-	(150,629)
Balance at June 30, 2011	21,243,055	6,325,974	4,075,087	-	(10,882,471)	53,195	(428,215)

Private placements	20,000,000	1,000,000	-	-	-	-	1,000,000
Share issue costs	-	(57,138)	-	-	-	-	(57,138)
Debt settlement	4,139,644	232,855	-	-	-	-	232,855
Subscription advances	-	-	-	486,600	-	-	486,600
Share issuance adjustment	(2)	-	-	-	-	-	-
Loss for the period	-	-	-	-	(402,226)	-	(402,226)
Balance at December 31, 2011	45,382,697	7,501,691	4,075,087	486,600	(11,284,697)	53,195	831,876

Private placements	13,143,765	1,182,939	-	(486,600)	-	-	696,339
Share issue costs	-	(114,848)	51,257	-	-	-	(63,591)
Issuance for Intercept Rentals (note 2)	12,000,000	1,620,000	-	-	-	-	1,620,000
Subscription advances	-	-	-	24,000	-	-	24,000
Loss for the period	-	-	-	-	(605,924)	-	(605,924)
Balance at June 30, 2012	70,526,462	$10,189,782	$4,126,344	$24,000	$(11,890,621)	$53,195	$2,502,700

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

GLOBAL GREEN MATRIX CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian dollars - unaudited)

	Six Months Ended June 30, 2012	Six Months Ended June 30, 2011

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(605,924)	$(150,629)
Items not affecting cash:
Amortization	99,427	--
Depreciation	54,539	--
Interest expense	4,250	4,250
Interest income	(450)	(444)
Changes in non-cash working capital items:
Trade and other receivables	(100,232)	(4,336)
Prepaid expenses and deposits	192,147	--
Trade and other payables	(95,565)	139,172
Net cash used in operating activities	(451,808)	(11,987)

CASH FLOWS FROM INVESTING ACTIVITIES
Cash received on acquisition of Intercept Rentals	21,946	--
Acquisition of licenses	(152,670)	--
Acquisition of property, plant and equipment	(1,035,210)	-
Net cash used in investing activities	(1,165,934)	--

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of shares	720,339	--
Share issue costs	(63,591)	--
Loans and borrowings	291,074	21,515
Net cash provided by financing activities	947,822	21,515

Increase in cash for the period	(669,920)	9,528

Cash, beginning of period	680,972	3,597

Cash, end of period	$11,052	$13,125

Supplemental disclosure with respect to cash flows (Note 17)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

GLOBAL GREEN MATRIX CORP.
MANAGEMENT DISCUSSION & ANALYSIS
FOR THE SIX MONTHS ENDED JUNE 30, 2012

1.            Nature and continuance of operations

Global Green Matrix Corp. (“Global Green” or the “Company”) is focused on exploring and pursuing new environmentally sound methods and technologies in recycling, and in particular, the reclamation sector.  The address of the Company’s registered office is Suite 1720 - 1111 West Georgia Street, Vancouver, BC V6E 4M3.

These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.  These financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and thus be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in these financial statements.

The Company incurred a net loss for the six months ended June 30, 2012 of $605,924 with a total accumulated deficit of $11,890,621.  There is doubt about the Company’s ability to continue as a going concern.  The Company’s continuation as a “going concern” is dependent upon its ability to achieve profitable operations, upon the continued financial support of its shareholders and upon its ability to obtain additional financing or equity.  While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future.  Accordingly, these financial statements do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern.

The condensed interim consolidated financial statements were authorized for issue on August 27, 2012 by the Board of Directors of the Company.

2.            Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” (“IAS 34”) as issued by the International Financial Accounting Standards Board (“IASB”). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the IASB, have been omitted or condensed.

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies.

3.            Significant accounting policies and basis of preparation

(a)	Basis of presentation

The  financial  statements have been  prepared  using  the  same  accounting  policies and methods  as  those  used  in  the  financial statements for the year ended December 31, 2011 which were prepared in accordance with IFRS as issued by the IASB, except for the impact of the adoption of the accounting standard described below.   These condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified at fair value through profit and loss, which are stated at their fair value and are presented in Canadian dollars, which is also the Company’s functional currency, unless otherwise indicated.  In addition, these financial statements have been prepared using the accrual basis of accounting except for cash flow information.

These condensed interim consolidated financial statements should be read in conjunction with the Company’s financial statements for the year ended December 31, 2011.

GLOBAL GREEN MATRIX CORP.
MANAGEMENT DISCUSSION & ANALYSIS
FOR THE SIX MONTHS ENDED JUNE 30, 2012

3.            Significant accounting policies and basis of preparation (cont’d)

(b)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and all of its subsidiaries.  Subsidiaries are all entities controlled by the Company.  Control exists when the Company has the power to, directly or indirectly govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable or convertible are taken into account in the assessment of whether control exists.  Subsidiaries are fully consolidated from the date on which control is transferred to the Company.  They are deconsolidated from the date on which control ceases.

The consolidated financial statements at June 30, 2012 include, on a consolidated basis, the assets, liabilities, revenues and expenses of the Company, and its wholly-owned subsidiary, 1503826 Alberta Ltd., described in note 4.

All inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated on consolidation.

(c)	Revenue recognition

Revenue from the rental or sale of products is recognized, net of discounts and customer rebates, at the time goods are shipped and the transfer of significant risks and rewards of ownership has taken place, and collectability is reasonably assured.

(d)	Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the cost of the acquisition over the Company’s interest in the fair value of the net identifiable assets, liabilities and contingent liabilities of the acquiree.  Goodwill is subsequently measured at cost less accumulated impairment losses.

(e)	Business combinations

Business combinations are accounted for by applying the acquisition method, whereby assets obtained, liabilities incurred or assumed, and equity instruments issued by the Company in exchange for control of the acquired business are measured at fair value at the date of acquisition. The acquired business’ identifiable assets, liabilities and contingent liabilities that meet the recognition under IFRS 3, Business Combinations are recognized at their fair values at the acquisition date, except for non-current assets which are classified as held-for-sale in accordance with IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations, and are recognized and measured at fair value, less costs to sell.

To the extent the fair value of consideration paid exceeds the fair value of the net identifiable tangible and intangible assets, goodwill is recognized. To the extent the fair value of consideration paid is less than the fair value of net identifiable tangible and intangible assets, the difference is recognized in income immediately.

Acquisition costs associated with a business combination are expensed in the period incurred.

(f)	Comprehensive income (loss)

Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss) and represents the changes in equity which results from transactions and events from sources other than the Company’s shareholders. For the periods presented, comprehensive loss was the same as net loss.

(g)	Comparative figures

Certain comparative figures have been reclassified to conform with presentation adopted for the current period.

GLOBAL GREEN MATRIX CORP.
MANAGEMENT DISCUSSION & ANALYSIS
FOR THE SIX MONTHS ENDED JUNE 30, 2012

4.            Acquisition of Intercept Rental

On March 19, 2012, the Company acquired all of the issued and outstanding shares of 1503826 Alberta Ltd., carrying on business as "Intercept Rentals", from arm's length third parties pursuant to a share purchase agreement, subject to TSX Venture Exchange final approval.    Intercept Rentals provides equipment to support the oil industry with products that focus on efficiency as well as safety for the workers and a healthier environment.

Under IAS, the deemed purchase price of $1,620,000 (per agreement - $1,440,000) was satisfied by the issuance of 12 million common shares of the Company with a fair value of $0.135 per share (per agreement - $0.12 per share). As required by the purchase agreement, the Company’s common shares will be held in escrow pursuant to the terms of a voluntary share escrow agreement and released, as to 1/3 of such amount, on the 4, 8 and 12 month anniversaries of the closing date. In addition, the Company has granted to the former shareholders of Intercept Rentals, or its nominee, a 10 percent royalty on the gross revenues from the operation of the frac water heating technology for a period of 10 years, at which time it expires.

Identifiable assets acquired and liabilities assumed

Cash	$21,946
Trade and other receivables	238,231
Prepaid expenses	433,635
Property, plant and equipment	455,818
Trade and other payables	(683,862)
Loans and borrowings	(25,718)
Finance lease obligations	(176,198)
Total net identifiable assets	$263,852

The Company has not yet finalized the fair values of the identifiable assets and liabilities assumed.  The fair value of the assets acquired and liabilities assumed was determined by the Company’s management based on information furnished by the management of Intercept Rentals.

Goodwill

Goodwill was recognized as a result of the acquisition as follows:

Total consideration transferred	$1,620,000
Less: value of identifiable assets	(263,852)
Goodwill	$1,356,148

The goodwill is attributable mainly to the skills and technical talent of Intercept Rentals’ workforce, and the synergies expected to be achieved from integrating Intercept Rentals into the Company’s existing business.

The Company incurred acquisition-related costs of $21,529 in connection with this transaction which have been included in professional fees in the statement of comprehensive loss.

GLOBAL GREEN MATRIX CORP.
MANAGEMENT DISCUSSION & ANALYSIS
FOR THE SIX MONTHS ENDED JUNE 30, 2012

5.            Trade and other receivables

	June 30, 2012	December 31, 2011
Trade receivables	$289,289	$-
Sales tax receivable	128,582	79,408
Loan receivable	17,805	17,355
Total	$435,676	$96,763

The Company has an unsecured loan receivable of $15,000 that bears interest of 6% annually.  The loan is repayable, principal and interest, in full, ten days after the Company provides the borrower with a written notice of demand.  No demand has been made.

6.             Licenses

June 30, 2012	Cost	Accumulated Amortization	Net Book Value	Current Portion	Long-term Portion
PowerMaster	$102,408	$5,973	$96,435	$10,241	$86,194
DryVac	402,670	104,724	297,946	201,335	96,611
Total	$505,078	$110,697	$394,381	$211,576	$182,805

December 31, 2011	Cost	Accumulated Amortization	Net Book Value	Current Portion	Long-term Portion
PowerMaster	$102,408	$853	$101,555	$10,241	$91,314
DryVac	250,000	10,417	239,583	125,000	114,583
Total	$352,408	$11,270	$341,138	$135,241	$205,897

1)
On December 10, 2011, the Company signed a definitive Distribution/Dealer License Agreement with Inergy Plus Technologies Inc. (“Inergy Plus”). The agreement provides Global Green with the exclusive right to utilize Inergy Plus’ technologies for Canada including the right to license, sell, operate and provide warranty services. The primary technology is called the ReCyclone Advanced Gyroscopic Mill, also called the “PowerMaster.” The license to Global Green includes all current and future applications for the Power Master as registered with the United States Patent and Trademark office and all present and future intellectual property rights related to Inergy’s technologies during the 10 year term of the agreement.

2)
On December 23, 2011, the Company signed a Distribution Agreement with I-Des Inc. and DryVac Services Canada Inc. (“I-Des and DryVac”). The Distribution Agreement gives Global Green the exclusive right to exploit the technologies developed and owned by I-Des and DryVac for a period of 2 years for all of Canada, in return for a onetime payment in the amount of $250,000. The Distribution Agreement allows for renewal of the term for an additional two (2) years provided that 60 days notice is given by the Company and that it is not in default with any terms of the agreement, one of which states that Global Green will sell a minimum of four (4) DryVac units per year.

On January 23, 2012, the Company signed an amendment to the Distribution Agreement to obtain additional rights to sell DryVac units in the State of Utah, USA.  In consideration of the additional territory, the Company has paid an additional distributor fee to I-Des and DryVac in the amount of US$150,000.

As the timing of the expected economic benefits of the licenses cannot be reasonably determined, the licenses are amortized on a straight line basis determined by their terms.

GLOBAL GREEN MATRIX CORP.
MANAGEMENT DISCUSSION & ANALYSIS
FOR THE SIX MONTHS ENDED JUNE 30, 2012

7.             Property, plant and equipment

	Equipment	Computer	Rental Equipment	Vehicles	Total
Cost
Balance, December 31, 2011	$-	$-	$-	$-	$-
On acquisition of Intercept Rentals	-	-	429,675	26,143	455,818
Additions	391,370	1,796	642,044	-	1,035,210
Balance, June 30, 2012	$391,370	$1,796	$1,071,719	$26,143	$1,491,028

Depreciation
Balance, December 31, 2011	$-	$-	$-	$-	$-
Additions	19,568	67	31,828	3,076	54,539
Balance, June 30, 2012	$19,568	$67	$31,828	$3,076	$54,539

Carrying amounts
At December 31, 2011	$-	$-	$-	$-	$-
At June 30, 2012	$371,802	$1,729	$1,039,891	$23,067	$1,436,489

8.             Trade and other payables

	June 30, 2012	December 31, 2011
Trade payables	$674,538	$125,360
Other payables	31,490	-
Due to related party	11,592	3,963
Total	$717,620	$129,323

9.             Loans and borrowings

	June 30, 2012	December 31, 2011
Note payable	$286,066	$-
Demand loan payable	20,754	13,174
Convertible debentures payable	148,750	144,500
Vehicle financing	23,146	-
Total	$478,716	$157,674

The notes payable and demand loan payable are unsecured, non-interest bearing and have no fixed terms of repayment.

The convertible debentures bear interest at 10% per annum and were due on December 15, 2004.  The debentures are convertible at the option of the debenture holder into fully paid, non-assessable common shares without par value in the capital of the Company at a conversion price in the range of $2.25 to $3.00 per common share.

GLOBAL GREEN MATRIX CORP.
MANAGEMENT DISCUSSION & ANALYSIS
FOR THE SIX MONTHS ENDED JUNE 30, 2012

10.           Finance lease obligations

Finance lease obligations relate to rental equipment used in the Company’s rental operations.  The Company has the option to purchase the equipment for a nominal purchase price at the end of the lease.   The finance lease obligations are secured by the lessor’s title to the leased assets.

A schedule of the Company’s minimum finance lease payments is as follows:

	June 30, 2012	December 31, 2011
Payable not later than one year	$176,198	$-
Payable later than one year and not later than five years	-	-
Payable later than five years	-	-
	$176,198	$-

11.          Share capital

Authorized share capital

Unlimited number of common voting shares and unlimited number of preferred non-voting shares

Issued share capital

At June 30, 2012, there were 70,526,462 issued and fully paid common shares (December 31, 2011 - 45,382,697).

Please refer to the Condensed Interim Consolidated Statements of Changes in Equity for a summary of changes in share capital and contributed surplus for the six months ended June 30, 2012.

Private placements and other share issuance

For the six month period ended June 30, 2012

1)
On February 9, 2012, the Company completed private placement financing of 13,143,765 units for gross proceeds of $1,182,939.   Each unit consists of one common share of the Company and one common share purchase warrant.  Each warrant entitled the holder to purchase one additional common share for a period of 18 months from the closing date at an exercise price of $0.18 per share.

The Company paid finder's fees and commissions totaling $63,591 cash and 706,564 finder's warrants. Each finder's warrant is exercisable at $0.18 into one common share of the Company for 18 months from the issuance date.

For the six months ended June 30, 2012, the fair value of the finders’ warrants, being $51,257 was determined using the Black-Scholes option pricing model weighted average assumptions with a volatility of 159%, average risk free interest rate of 1.09%, expected life of 1.5 years and a dividend rate of 0%.

2)
As described in Note 4, the Company acquired Intercept Rentals for a purchase price of $1,620,000, which was satisfied by the issuance of 12 million common shares of the Company with a fair value of $0.135 per share. As required by the purchase agreement, the Company’s common shares will be held in escrow pursuant to the terms of a voluntary share escrow agreement and released, as to 1/3 of such amount, on the 4, 8 and 12 month anniversaries of the closing date.

GLOBAL GREEN MATRIX CORP.
MANAGEMENT DISCUSSION & ANALYSIS
FOR THE SIX MONTHS ENDED JUNE 30, 2012

11.          Share capital (cont’d)

Private placements and other share issuance (cont’d)

For the year ended December 31, 2011

1)
On December 5, 2011, the Company completed a non-brokered private placement consisting of 20,000,000 common shares at a price of $0.05 per share for gross proceeds of $1,000,000.  All securities issued in connection with the private placement are subject to a four-month hold period.  Finders received aggregate fees in the amount of $57,138.

2)
On December 12, 2011, the Company settled outstanding indebtedness of $232,855 through the issuance of common shares at deemed prices of $0.05625 per common share. The outstanding debt is comprised of management fees and consulting fees.  A total of 4,139,644 common shares were issued pursuant to the debt settlement.

Warrants

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price	Expiry Date

Balance, December 31, 2010 and 2011	15,398,333	$0.20	July 13, 2013
Issued on private placement	7,831,569	0.18	July24, 2014
Issued on private placement	6,018,761	0.18	August 8, 2014
Balance, June 30, 2012	29,248,663	$0.19

During the quarter, the Company announced that 15,398,333 common share purchase warrants, exercisable at $0.20 per share, and having an original expiry date of July 13, 2012, have been extended by one year and will now expire on July 13, 2013.  These warrants were originally issued July 13, 2010.  All other terms and conditions of these warrants remain the same.

12.          Share-based payments

Contributed surplus

Contributed surplus relate to stock options and compensatory warrants that have been issued by the Company.

Stock options

The Company follows the policies of the TSX Venture Exchange, under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company.  The exercise price of each option equals the market price of the Company’s common shares as calculated on the date of grant.  The options can be granted for a maximum term of 5 years.  The vesting period for all options is at the discretion of the board of directors.

As of June 30, 2012 and December 31, 2011, there were no stock options outstanding.

GLOBAL GREEN MATRIX CORP.
MANAGEMENT DISCUSSION & ANALYSIS
FOR THE SIX MONTHS ENDED JUNE 30, 2012

13.          Basic and diluted loss per share

The calculation of basic and diluted loss per share for the six months ended June 30, 2012 was based on the loss attributable to common shareholders of $605,924 (2011 - $150,629) and the weighted average number of common shares outstanding of 62,428,931 (2011 - 21,243,055).

Diluted loss per share did not include the effect of 29,248,663 share purchase warrants.

GLOBAL GREEN MATRIX CORP.
MANAGEMENT DISCUSSION & ANALYSIS
FOR THE SIX MONTHS ENDED JUNE 30, 2012

14.          Related party transactions

Key management personnel compensation

	Six Month Periods Ended
	June 30, 2012	June 30, 2011
Short-term employee benefits - management	$60,000	$60,000
Office rent	1,700	3,000
	$61,700	$63,000

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements.

Related party balances

The following amounts due to related party are included in trade and other payables:

	June 30, 2012	December 31, 2011
Officer of the Company	$11,592	$3,963

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

15.          Management of capital

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to pursue new environmentally sound methods and technologies in recycling. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue new environmentally sound methods and technologies in recycling and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. In the management of capital, the Company includes its components of equity. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or adjust the amount of cash.

At this stage of the Company’s development, in order to maximize ongoing development efforts, the Company does not pay out dividends.  Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s approach to capital management during the six months ended June 30, 2012.  The Company is not subject to externally imposed capital requirements.

GLOBAL GREEN MATRIX CORP.
MANAGEMENT DISCUSSION & ANALYSIS
FOR THE SIX MONTHS ENDED JUNE 30, 2012

16.           Financial risk management

International Financial Reporting Standards 7, Financial Instruments: Disclosures, establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1   -   quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2   -   inputs other than quoted prices included in Level 1 that are observable for the asset or liability, eitherdirectly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3   -   inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Cash is classified as Level 1.

As at June 30, 2012, the carrying values of cash, trade and other receivables, trade and other payables, and loans and borrowings approximate their fair values due to their short terms to maturity.

Financial risks

The Company has exposure to the following risks from its use of financial instruments:
•	Credit risk
•	Liquidity risk
•	Market risk

Credit risk

The Company's credit risk is primarily attributable to cash and trade and other receivables. The Company has no significant concentration of credit risk arising from operations. Cash consists of chequing account at reputable financial institution, from which management believes the risk of loss to be remote. Federal deposit insurance covers balances up to $100,000 in Canada. Financial instruments included in trade and other receivables mainly consist of trade receivables, and amounts due from government agencies. The Company limits its exposure to credit loss for cash by placing its cash with high quality financial institution and for trade and other receivables by standard credit checks.  At June 30, 2012, the Company’s exposure to credit risk is minimal

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash.

As at June 30, 2012, the Company had a cash balance of $11,052 (December 31, 2011 - $680,972) to settle current liabilities of $1,372,534 (December 31, 2011 - $286,997).

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements and loans from related and other parties. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

GLOBAL GREEN MATRIX CORP.
MANAGEMENT DISCUSSION & ANALYSIS
FOR THE SIX MONTHS ENDED JUNE 30, 2012

16.          Financial risk management (cont’d)

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

a)	Interest risk

The Company has cash balances and interest-bearing loans payable.  The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions.  The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.  As of June 30, 2012, the Company did not have any investments in investment-grade short-term deposit certificates. The Company’s loans payable bear interest at fixed interest rates, and as such, the Company is not exposed to interest rate risk on its loans payable.

b)	Foreign currency risk

The Company does not have any balances denominated in a foreign currency and believes it has no significant foreign currency risk.

c)	Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

17.          Supplemental disclosure with respect to cash flows

	Six Months Periods Ended
	June 30, 2012	June 30, 2011
Cash paid for income taxes	$-	$-
Cash paid for interest	$1,463	$-

Significant non-cash financing and investing transactions during the six month period ended June 30, 2012 were as follows:

i)
the Company acquired all of the issued and outstanding shares of 1503826 Alberta Ltd., carrying on business as "Intercept Rentals", for a purchase price of $1,620,000, which was satisfied by the issuance of 12 million common shares of the Company with a fair value of $0.135 per share (note 4).

There were no significant non-cash transactions during the six month period ended June 30, 2011.

GLOBAL GREEN MATRIX CORP.
MANAGEMENT DISCUSSION & ANALYSIS
FOR THE SIX MONTHS ENDED JUNE 30, 2012

18.          Subsequent events

1)
Subsequent to the period end, the Company announced a non-brokered private placement consisting of 5,555,555 units (the “Units”) at a price of $0.09 per unit for gross proceeds of up to $500,000. Each Unit is comprised of one common share of the Company and one share purchase warrant (the “Warrant”). Each Warrant entitles the subscriber to purchase one additional common share of the Company for a period of 24 months from the closing date at a price of $0.18 per share.

The warrants are subject to an accelerated expiry stating that if at any time, after the standard 4 month hold period, the closing price of the Company’s common shares on the TSX Venture Exchange exceeds $0.35 for any 10 consecutive trading days, the warrant holder will be given notice that the warrants will expire 31 days following the date of such notice.

2)
Subsequent to the period end, the Company announced that because the conditions to the previously announced proposed Letter of Intent (“LOI”) with Westcan Solutions Inc. to acquire Chemicals by Sterling were not met, all efforts to complete the transaction have ceased. The LOI between the Company and Westcan Solutions Inc. has therefore been cancelled by mutual consent.